PUBLIC DB



19007207

Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

SECU
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44261

FACING PAGE

Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BancWest Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13220 California Street
(No. and street)

Omaha	NE	68154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rollin L. Biel — (402) 918-1466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BANCWEST INVESTMENT SERVICES, INC.

TABLE OF CONTENTS

This report** contains (check all applicable boxes):



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of
BancWest Investment Services, Inc.:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of BancWest Investment Services, Inc. (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
February 28, 2019

We have served as the Company's auditor since 2016.

BANCWEST INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS		
Cash	$	2,969,296
Cash segregated under federal and other regulations		14,196
Commission, fees and other receivables		7,799,072
Securities owned — at fair value		8,980,378
Prepaid expenses		91,951
Deposit with clearing organization		100,000
Income tax receivable		84,750
Deferred tax assets, net		43,665
Total assets	$	20,083,308

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accrued commission and fees and other payables to related parties	$	6,814,667
Accounts payable and other accrued expenses		676,144
Payable to clearing organization		339,751
Total liabilities	$	7,830,562
STOCKHOLDER'S EQUITY:		
Common stock, $1.00 par value, 1,000 shares authorized; 30 shares issued and outstanding	$	30
Additional paid-in capital		5,765,800
Retained earnings		6,486,916
Total stockholder's equity	$	12,252,746
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	20,083,308

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS AND OWNERSHIP

BancWest Investment Services, Inc. (the "Company"), is a Delaware Corporation, a licensed life insurance agency, a registered broker-dealer with the Securities Exchange Commission ("SEC"), a licensed investment advisor and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Bank of the West (the "Parent"). The Parent is a wholly owned subsidiary of BancWest Holding Inc., which is a wholly owned subsidiary of BancWest Corporation ("BWC"). BWC is a wholly owned subsidiary of BNP Paribas USA, Inc. ("BNPP USA") which in turn is a wholly owned subsidiary of BNP Paribas ("BNPP") based in France.

The Company clears all securities transactions through a third party clearing broker on a fully disclosed basis. The Company claims exemption from SEC Rule 15c3-3. The Company does not carry customer accounts and is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers. The third party clearing broker provides services for execution, collection of and payment of funds, and custody of securities related to customer transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying financial statements are presented on the accrual basis of accounting. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP") and general practice within the broker dealer industry. The policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

The Company has evaluated subsequent events through February 28, 2019, which is the date the financial statements were issued and determined that no subsequent events have occurred which would require disclosure or adjustment to the financial statements.

Use of Estimates — The preparation of financial statements in conformity with US GAAP also requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash — The Company considers deposits that can be redeemed on demand to be cash.

Cash Segregated under Federal and Other Regulations — The cash segregated under federal and other regulations consists of cash set aside for the use of refunding mutual fund break point discounts not passed down to customers. The amount represents the minimum amount required to be segregated based on FINRA communications, less amounts subsequently paid to customers. However, there could be additional amounts owed to customers as a result of future investigations. As of December 31, 2018, the Company does not believe it is necessary to segregate any additional amount of cash.

Commissions, Fees and Other Receivables — Included in receivables are commissions and fees related to transactions generated in 2018 and received in 2019. The carrying value of the receivables approximates fair value. The Company has analyzed the receivables and determined that no allowance for doubtful accounts is necessary.

Securities Owned — Securities owned are recognized on a trade date basis and reported at fair value, with unrealized gains and losses included in the other income line item of the statement of operations.

Deposit with Clearing Organization — The Company maintains a contractually required $100,000 non-interest bearing deposit with its clearing broker.

Fair Value of Financial Instruments — The Company determines the fair values of its financial instruments as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for details of valuation techniques and significant inputs to valuation models.

Income Taxes — The results of the Company's operations are included in the consolidated federal tax return of BNPP USA and various state tax returns generally filed by Bank of the West. The Company reports current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent of their losses. See Note 3 for additional details regarding income taxes.

Accounting Standards Adopted — The following Accounting Standards Updates ("ASU") issued by the Financial Accounting Standards Board ("FASB") became effective for the Company's 2018 annual reporting period:

ASU 2014-09: *Revenue from Contracts with Customers (Topic 606)*

In May 2014, the FASB issued new guidance that outlines the principles an entity must apply to measure and recognize revenue and the related cash flows on contracts with customers. Subsequently in August 2015, the FASB issued ASU 2015-14: *Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date*, which defers the effective date of ASU 2014-09 to the Company's 2018 annual reporting period. Topic 606 also incorporates new guidance on costs incurred in obtaining and fulfilling a contract, which is codified in ASC Subtopic 340-40. In applying Topic 606, revenue is recognized when control of promised goods or services transfers to a customer and is recognized in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. The Company identified the following revenue streams that are in scope of the new revenue guidance: (1) commission revenue; (2) advisory fees; (3) asset based fees; (4) funds transfer pricing from parent. As part of the implementation, the Company evaluated customer contracts to identify performance obligations, and assess variable consideration, both of which impact the timing and amount of revenue to be recognized and how revenue should be presented in the statement of operations. The Company has also evaluated certain contract costs to determine if they meet the criteria to be deferred under ASC Subtopic 340-40. As a result of this implementation, we determined our recognition, measurement and presentation of revenue did not materially change. The Company adopted this guidance on January 1, 2018 under the modified retrospective transition method and the adoption did not have a material impact on our financial statements.

ASU 2016-01: *Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities*

In January 2016, the FASB issued new guidance that amends presentation and accounting for certain financial instruments, including liabilities measured at fair value under the fair value option and equity investments. The guidance also updates fair value presentation and disclosure requirements for financial instruments measured at amortized cost. The Company adopted this ASU on January 1, 2018, and the adoption did not have a material impact on the financial statements.

ASU 2016-15: *Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments*

In August 2016, the FASB issued new or clarifying guidance that addresses eight specific cash flows and provides guidance on classification of certain cash receipts and payments in the statement of cash flows. The Company adopted this guidance for its 2018 annual reporting period and the adoption did not have a material impact on the financial statements.

ASU 2016-16: *Intra-Entity Transfers of Assets Other than Inventory*

In October 2016, the FASB issued new guidance to remove the prohibition in ASC 740 against the immediate recognition of the current and deferred income tax effects of intra-entity transfers of assets other than inventory. Under the new ASU, tax expense must be recognized by the entity transferring the asset and deferred taxes must be recorded by the entity receiving the asset. The Company adopted this ASU on January 1, 2018 on a modified retrospective basis. The adoption did not have a material impact on the financial statements.

ASU 2016-18: *Statement of Cash Flows (Topic 230) – Restricted Cash*

In November 2016, the FASB issued new guidance that requires reporting entities to include in its cash and cash equivalents balances in the statement of cash flows those amounts that are deemed to be restricted cash and restricted cash equivalents. Separate presentation of transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows is no longer required. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item on the balance sheet, the new guidance requires a reconciliation, either on the face of the statement of cash flows or in the notes to the financial statements, of the totals in the statement of cash flows to the related captions in the balance sheet. Nature of restricted cash and restricted cash equivalent should also be disclosed. The Company adopted this ASU for the 2018 annual reporting period. The adoption did not have a material impact on the financial statements.

ASU 2017-01: *Business Combination (Topic 805) – Clarifying the Definition of a Business*

In January 2017, the FASB issued new guidance that assists reporting entities with evaluating when a set of transferred assets and activities represents a business. The new guidance narrows the definition of a business and provides a framework that gives reporting entities a basis for making reasonable judgments about whether a transaction involves an asset or a business. The Company adopted ASU 2017-01 on a prospective basis and the adoption did not have a material impact on the financial statements.

ASU 2017-05: *Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20) – Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets*

In February 2017, the FASB issued new guidance that clarifies the scope and application of ASC 610-20 on the sale or transfer of nonfinancial assets and in substance nonfinancial assets to noncustomers, including partial sale. The ASU clarifies that the unit of account under ASC 610-20 is each distinct nonfinancial or in substance nonfinancial asset and that a financial asset that meets the definition of an 'in substance nonfinancial asset' is within the scope of ASC 610-20. The ASU eliminates rules specifically addressing sales of real estate and removes exceptions to the financial asset derecognition model. The Company adopted this ASU on a modified retrospective approach. The adoption did not have a material impact on the financial statements.

Accounting Standards Issued But Not Yet Effective — The following ASUs have been issued by the FASB and are applicable to the Company but are not yet effective:

ASU 2016-02: *Leases (Topic 842)*

In February 2016, the FASB issued new guidance that requires lessees to put certain operating leases on their balance sheet, but recognize expenses on their income statement consistent with existing accounting requirements. Subsequently, in 2018, the FASB issued *ASU 2018-10: Codification Improvements to Topic 842, Leases, ASU 2018-11: Leases (Topic 842) – Targeted Improvement* and *ASU 2018-20: Leases (Topic 842): Narrow-scope Improvements for Lessors*, which further clarified the new standard. These ASUs are effective for the Company's 2019 annual reporting period. The Company expects to adopt the guidance using the optional transition method. The Company is currently assessing the impact of adopting this new standard.

ASU 2016-13: *Financial instruments – Credit losses (Topic 326) – Measurement of credit losses on financial instruments*

In June 2016, the FASB issued new guidance that amends the accounting for credit losses on most financial instruments. For financial assets measured at amortized cost such as loans, leases and held-to-maturity securities, guidance requires the use of expected credit loss model to estimate losses expected throughout the life of the financial asset and record an allowance that, when deducted from amortized cost basis, presents the net amount expected to be collected on the financial asset. The guidance also modifies the other-than-temporary impairment model for available-for-sale debt securities to require an allowance for credit impairment instead of a direct write-down, which allows for reversal of credit impairments in future periods. This ASU is effective for the Company's 2021 annual reporting period. Early adoption is permitted. The Company is currently assessing the impact of adopting this new standard.

ASU 2017-08: *Receivables – Nonrefundable fees and other costs (Subtopic 310-20) – Premium amortization on purchased callable debt securities*

In March 2017, the FASB issued new guidance that shortens the amortization period for certain callable debt securities held at a premium. Specifically, the amendments require the premium to be amortized to the earliest call date. The amendments do not require an accounting change for securities held at a discount; the discount continues to be amortized to maturity. This ASU is effective for the Company's 2019 annual reporting period using a modified retrospective approach. The adoption will not have a material impact on the Company's financial statements.

ASU 2017-12: *Derivatives and hedging (Topic 815) – Targeted improvements to accounting for hedging activities*

In August 2017, the FASB issued new guidance with the objective of improving the financial reporting of hedging relationships to better portray the economic results of an entity's risk management activities in its financial statements. The amendments also make certain targeted improvements to simplify the application of the hedge accounting guidance in current GAAP based on the feedback received from preparers, auditors, users, and other stakeholders. This ASU is effective for the Company's 2019 annual reporting period on a prospective basis. The adoption will not have a material impact on the Company's financial statements.

ASU 2018-13: *Fair Value Measurement (Topic 820) – Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement*

In August 2018, the FASB issued guidance which amends ASC 820 to add, remove and clarify disclosure requirements related to fair value measurements. The changes related to disclosures are part of the FASB's disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The ASU is effective for the Company's 2020 annual reporting period on a retrospective basis. The Company is currently assessing the impact of adopting the new standard.

ASU 2018-16: *Derivatives and Hedging (Topic 815) – Inclusion of the Secured Overnight Financing Rate (SOFR), Overnight Index Swap (OIS) Rate as a Benchmark Interest Rate for Hedge Accounting Purpose*

In October 2018, the FASB issued guidance which expands the list of U.S. benchmark interest rates permitted in the application of hedge accounting. The Update adds the OIS rate based on SOFR as a U.S. benchmark interest rate to facilitate the LIBOR to SOFR transition and provide sufficient lead time for entities to prepare for changes to interest rate risk hedging strategies for both risk management and hedge accounting purposes. The guidance is effective January 1, 2019 prospectively. The standard will not have a material impact on the Company's financial statements.

ASU 2018-18: *Collaborative Arrangements (Topic 808) – Clarifying the Interaction between Topic 808 and Topic 606*

In November 2018, the FASB issued guidance to clarify the interaction between Topic 808, Collaborative Arrangements and Topic 606, Revenue from Contracts with Customers. The ASU requires transactions in collaborative arrangements to be accounted for Topic 606 if the counterparty is a customer for a good or service (or bundle of goods or services) that is distinct unit of account and precludes entities from presenting consideration from transactions with a collaborator that is not a customer together with revenue recognized from contracts with customers. The ASU is effective for the Company's 2020 reporting period and is applied retrospectively to the date the Company initially applied Topic 606 either for all contracts or only for contracts that are not completed at the date of initial application of Topic 606. The Company is currently assessing the impact of adopting the new standard.

3. INCOME TAXES

With respect to deferred tax assets, no valuation allowances are required. Realization is dependent on generating sufficient taxable income in the future and, although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax assets is considered realizable; however, could be reduced in the near term if estimates of future taxable income are reduced.

The deferred tax assets at December 31, 2018 consists of the following:

Depreciation expense	$	31
State income and franchise taxes		43,634
Total deferred tax assets	$	43,665

4. RELATED PARTY TRANSACTIONS

During 2018, the Company provided brokerage services to customers of Bank of the West ("BOW"). BOW is a wholly owned subsidiary of BancWest Holding Inc. ("BWHI"). BWHI is a direct subsidiary of BWC, which is a wholly owned subsidiary of BNPP USA. BNPP USA is a wholly owned subsidiary of BNPP based in France.

At December 31, 2018, the Company had the following related party balances:

Cash and cash segregated under federal and other regulations held at Bank of the West	$	2,983,492
Deferred tax assets - Bank of the West		43,665
Payable to Bank of the West - management advisory fees		6,814,667
Receivable from Bank of the West - expense reimbursement		18,102

5. FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to its trading securities. Assets and liabilities at fair value are grouped in three levels based on the market in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Those levels are:

Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets. This includes the Company's trading securities.

Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. The Company does not have any level 2 assets.

Level 3 — Valuation is generated from model-based techniques that use significant assumptions not observable in the market. The Company does not have any level 3 assets.

The securities owned at December 31, 2018 consist of two U.S. Treasury Bills which are measured at fair value on a recurring basis and are considered level 1 assets with a fair value of $8,947,560.

At December 31, 2018, the Company had two long positions totaling $32,818 and two short positions totaling $17,782 in its firm account at the clearing broker. The long and short positions were temporarily owned by the Company as a result of correcting trades in client accounts. The long positions were sold in January 2019 and $2,527 of the short positions were filled in January 2019. The Company is actively working to fill the remaining short position.

Fair value measurements for the trading assets are obtained from an independent pricing service and are based on quoted prices to identical instruments in active markets. During 2018, there were no transfers between the hierarchies of the Company's financial assets.

ASC 825, Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition, including receivables, payables and accrued expenses, approximates the carrying value because of the short maturity of the instruments.

6. COMMITMENTS AND CONTINGENCIES

Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer transactions, which are not reflected in the financial statements, to a clearing broker, who clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for the counterparties who do not perform under their contractual obligations.

Litigation

The Company is subject in the normal course of business to pending and threatened legal proceedings. Management does not anticipate that the aggregate ultimate liability arising out of these pending or threatened legal proceedings will be material to its financial position. However, the Company cannot rule out the possibility that such outcomes could have a material adverse effect on the results of operations or liquidity for a particular reporting period in the future.

7. REGULATORY REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, as defined by Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregated indebtedness to net capital would exceed 10 to 1. At December 31, 2018, the Company had net capital of $5,821,284, which was $5,299,247 in excess of its minimum required net capital. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018, was 1.35 to 1.

The Company operates as an introducing broker by clearing all transactions with and for customers throughout its third party clearing broker and claims exemption from SEC Rule 15c3-3 under section (k)(2)(ii).

* * * * * *

OATH OR AFFIRMATION

I, Rollin L. Biel, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of BancWest Investment Services, Inc. (the "Company") as of and for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Subscribed and sworn before me on the 20 day of February, 2019, the individual named above appeared before me and attested that the statements above are true, correct, and complete, to the best of his knowledge.

Notary Public in and for Douglas County
State of Nebraska
My Commission expires March 13, 2019


NICOLE MILES
General Notary
State of Nebraska
My Commission Expires Mar 13, 2019